# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NOVAVAX, INC., CIK 0001000694
CUSIP: 670002401
Title of class of securities: Common Stock, Par Value $0.01 per share
Address of issuer's principal executive offices: 700 QUINCE ORCHARD ROAD, GAITHERSBURG, Maryland (MD), 20878
Date of event which requires filing of this statement: 10/13/2025
Filed by CIK 0001383838
Persons authorized to receive notices and communications: Himanshu H. Shah, 2301 Sugar Bush Road, Suite 510, Raleigh, North Carolina (NC), 27612, (919) 719-6360; Andrew Freedman, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, (212) 451-2300

## Reporting persons
- Shah Capital Management (CIK 0001383838): type of reporting person: investment adviser (IA); citizenship or place of organization: North Carolina (NC); source of funds: other (OO); sole voting power 0; shared voting power 11,742,523; sole dispositive power 0; shared dispositive power 11,742,523; aggregate amount beneficially owned 11,742,523 (7.2% of the class)
- Shah Capital Opportunity Fund LP (CIK 0001392302): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 11,000,000; sole dispositive power 0; shared dispositive power 11,000,000; aggregate amount beneficially owned 11,000,000 (6.8% of the class)
- Himanshu H. Shah (CIK 0001738336): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 69,257; shared voting power 11,742,523; sole dispositive power 69,257; shared dispositive power 11,742,523; aggregate amount beneficially owned 11,811,780 (7.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.01 per share
Name of issuer: NOVAVAX, INC.
Address of issuer's principal executive offices: 700 QUINCE ORCHARD ROAD, GAITHERSBURG, Maryland (MD), 20878
Comment: The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the "Amendment No. 4"). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended as follows:

Except for 69,257 shares owned directly by Mr. Shah, which were purchased using his personal funds, all of the shares to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the Reporting Persons. All shares were purchased in various transactions and for various amounts of consideration through open market purchases.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On October 13, 2025, the Reporting Persons sent a letter (the "Shah Capital NVAX BOD Letter") to the board of directors of the Issuer (the "Board") urging the Board to undertake a formal strategic review, including an evaluation of a potential sale of the Issuer. The letter expressed the Reporting Persons' concerns regarding the Issuer's significant share-price underperformance, operational and marketing failures, and recent capital-allocation decisions. The Reporting Persons stated their belief that immediate action is needed to restore investor confidence and realize the full value of the Issuer's assets and technology for shareholders. The foregoing description of the Shah Capital NVAX BOD Letter does not purport to be complete and is qualified in its entirety to the Shah Capital NVAX BOD Letter, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of the shares of Common Stock reported owned by each person named herein is based upon 162,421,645 shares outstanding as of July 31, 2025, which is the total number of shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025.

(i) - Shah Capital Management
11,742,523; 7.2%

(ii) - Shah Capital Opportunity Fund LP
11,000,000; 6.8%

(iii) - Himanshu H. Shah
11,811,780; 7.3%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

(i) - Shah Capital Management
Sole Voting Power - 0
Shared Voting Power - 11,742,523
Sole Dispositive Power - 0
Shared Dispositive Power - 11,742,523

(ii) - Shah Capital Opportunity Fund LP
Sole Voting Power - 0
Shared Voting Power - 11,000,000
Sole Dispositive Power - 0
Shared Dispositive Power - 11,000,000

(iii) - Himanshu H. Shah
Sole Voting Power - 69,257
Shared Voting Power - 11,742,523
Sole Dispositive Power - 69,257
Shared Dispositive Power - 11,742,523

As of the date hereof, Shah Opportunity directly beneficially owns 11,000,000 shares of Common Stock. As the investment manager of Shah Opportunity and the Shah Managed Accounts, Shah Capital Management may be deemed to beneficially own 11,742,523 shares of Common Stock beneficially owned in the aggregate by Shah Opportunity and held in the Shah Managed Accounts. As of the date hereof, Mr. Shah directly beneficially owns 69,257 shares of Common Stock, which are held in the Mr. Shah Managed Account. As the President and Chief Investment Officer of Shah Capital Management, Mr. Shah may be deemed to beneficially own the 11,742,523 shares of Common Stock beneficially owned in the aggregate by Shah Opportunity and held in the Shah Managed Accounts, which in addition to the 69,257 shares of Common Stock he beneficially owns directly, constitutes an aggregate of 11,811,780 shares of Common Stock that Mr. Shah may be deemed to beneficially own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

Transactions in the Securities of the Issuer During the Past 60 Days:

Nature of Transaction Amount of Shares Price per Share ($) Date of Purchase/Sale
Purchase of Common Stock 284,928 7.6253 8/21/2025
Purchase of Common Stock 71,072 7.4756 8/25/2025

Shah Capital Opportunity Fund LP engaged in each of the above transactions.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Number Description

Exhibit 99.1 Shah Capital NVAX BOD Letter

## Signatures
- Shah Capital Management: /s/ Himanshu H. Shah, Himanshu H. Shah, President and Chief Investment Officer (10/14/2025)
- Shah Capital Opportunity Fund LP: /s/ Himanshu H. Shah, Himanshu H. Shah, Managing Member (10/14/2025)
- Himanshu H. Shah: /s/ Himanshu H. Shah, Himanshu H. Shah (10/14/2025)